July 20, 2006

Mail Stop 4561

Ernest J. Mrozek
President and Chief Financial Officer
The ServiceMaster Company
3250 Lacey Road, Suite 600
Downers Grove, IL 60515

Re: The ServiceMaster Company
        Form 10-K for the year ended December 31, 2005
        Form 10-Q for the quarter ended March 31, 2006
        File No. 001-14762

Dear Mr. Mrozek:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Linda van Doorn
                        Senior Assistant Chief Accountant